

September 6, 2022

Shannon Okinaka
Executive Vice President, Chief Financial Officer and Treasurer
Hawaiian Holdings Inc.
3375 Koapaka Street, Suite G-350
Honolulu, HI 96819

> **Re: Hawaiian Holdings Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Response dated August 19, 2022**
> **File No. 001-31443**

Dear Ms. Okinaka:

We have reviewed your August 19, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2022 letter.

Response dated August 19, 2022

Risk Factors, page 11

1.   We note your response to prior comment 2. However, it does not appear that you have addressed all of the specific elements of our prior comment or explained the basis for your conclusion regarding materiality with respect to each such element. Please expand your disclosure to discuss risks related to climate change technological changes and investments that may affect your financial condition and operating results, as well as any limitation on credit related to climate change.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35</u>

2.   We note your response to prior comment 5. However, it does not appear that you have addressed the specific elements of our prior comment or explained the basis for your conclusion regarding materiality. Please explain in greater detail how you considered providing disclosure regarding the following indirect consequences of climate-related regulations or business trends:

- decreased demand for services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
- increased demand for services that result in lower emissions than competing products;
- increased competition to develop innovative new products that result in lower emissions; and
- increased demand for generation and transmission of energy from alternative energy sources.

3.   We note your response to prior comment 6 states that the costs associated with the physical effects of climate change were less than 1% of your total capital expenditure during 2021, 2020 and 2019. Please quantify for us any costs related to the physical effects of climate change that were expensed during these periods and subsequent to year-end. In addition, describe any weather related impacts on the availability of insurance, quantify your insurance expense for each of the periods noted in our prior comment, and explain whether changes are expected in future periods. Also, please revise to provide disclosure discussing the potential for indirect financial and operational impacts to you from disruptions to your customers or suppliers from severe weather.

4.   We note your response to comment 8. Please quantify purchases of carbon credits or offsets since the end of your most recent fiscal year and for any future periods.

    You may contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Tony Jeffries